UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                            HERITAGE COMPANIES, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    333-6694
                              (Commission File No.)


                Nevada                               43-1932733
       (State of Incorporation)          (IRS Employer Identification No.)


            111 West Washington Street, Suite 860, Chicago, IL 60602
                    (Address of principal executive offices)


                                 (312) 201-8050
                        (Registrant's telephone number)







                            HERITAGE COMPANIES, INC.

                        INFORMATION STATEMENT PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


GENERAL

     This Information Statement is being mailed on or about September 29, 2003 to the holders of record as of September 29, 2003, of common stock, par value $0.001 per share (the "common stock"), of Heritage Companies, Inc., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of a designee of the shareholders of Harbin Yong Heng Ke Ji Fa Zhan You Xian Ze Ren Gong Si, a corporation organized under the laws of the P.R. China ("Yong Heng"), to the Board of Directors of the Company (the "Designee").

     Pursuant to and at the closing of the Plan of Exchange dated September 29, 2003 (the "Agreement"), among the Company, Yong Heng, the shareholders of Yong Heng (the "Yong Heng Shareholders"), and Mr. Rohit Patel, Chairman of the Company ("Patel"), the Yong Heng Shareholders will exchange all their shares of capital stock for 67,000,000 shares of common stock of the Company, or 98.4% of the Company's then to be outstanding common stock. Upon completion of the exchange, Yong Heng will become a wholly-owned subsidiary of the Company. An executed copy of the Agreement is attached hereto as Exhibit 1.

     The Agreement contemplates that the exchange transaction will not immediately be consummated, but will close in escrow pursuant to an Escrow Agreement dated September 20, 2003 (the "Escrow Agreement"). The Escrow Agreement provides that the exchange transaction shall be consummated when and if (i) all necessary filings are made with the Securities and Exchange Commission and other state regulatory authorities to effect the exchange transaction, (ii) the Company effects a change of its name from Heritage Companies, Inc. to Songzai International Holding Group, Inc., and (iii) the Company effects a change of its ticker symbol to such new ticker symbol as the NASDAQ Stock Market shall designate. The Company has agreed to use its best efforts to insure that the escrow conditions under the Escrow Agreement will be satisfied as promptly as practicable so that the closing deliveries under the Agreement will occur and a change in control of the Company will happen as soon as possible. The date on which the last of the escrow conditions is satisfied is referred to herein as the "Closing Date".

The Escrow Agent under the Escrow Agreement is Greentree Financial Group, Inc., a Florida corporation, and financial advisor to Yong Heng.

     As of September 29, 2003, Carl Gessner resigned as President of Company. At the closing of the Agreement, which is anticipated to occur on September 29, 2003, Hong Chang will become CEO and will be nominated as the Designee for election to its Board of Directors. Pursuant to the Agreement, Hong Wen Li will be appointed Chairman of the Board of Directors on the Closing Date and Rohit Patel will resign as Chairman.

     Prior to the consummation of the transactions contemplated by the Agreement, Mr. Patel was the controlling stockholder of the Company, owning 1,188,088 shares of common stock. As part of the transaction he contributed, in exchange for three payments totaling $450,000 by Yong Heng and/or the Yong Heng Shareholders, 1,188,088 shares of common stock that he owned back to the Company for cancellation.

     On September 29, 2003, the Company filed a preliminary Information Statement on Schedule 14C pursuant to Section 14(c) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission in connection with (i) a proposal to amend its corporate charter to change the name of the corporation from Heritage Companies, Inc. to Songzai International Holding Group, Inc., which was approved by action by written consent of a majority of all shareholders entitled to vote on the record date (the "Name Change Proposal") and (ii) a proposal to amend its corporate charter to increase the number of authorized shares of the Company's common stock from 20,000,000 to 200,000,000 shares, which was approved by action by written consent of a majority of all shareholders entitled to vote on the record date (the "Authorized Capital Proposal"). The proposals are not effective before the mailing or delivery of the definitive Information Statement on Schedule 14C to shareholders at least 20 days prior to the date on which the action by written consent may take effect. Prior to the effectiveness of the Authorized Capital Proposal, the Company had 20,000,000 authorized shares of common stock and 2,291,836 shares of Common Stock issued and outstanding. The Authorized Capital Proposal, in and of itself, will not affect the number of shares of common stock issued and outstanding. After the transactions contemplated by the Agreement, the Company will have 68,103,748 shares of common stock issued and outstanding.

CONSUMMATION OF THE EXCHANGE TRANSACTION WILL RESULT IN A CHANGE OF CONTROL OF THE COMPANY.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

     On September 29, 2003, there were 2,291,836 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

     The common stock is the only class of equity securities of the Company currently issued and outstanding.

     The following table sets forth, as of September 29, 2003, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

-------------------------------------------------------------------------------
Name and Address of
Beneficial Owner                            Amount and          Percentage of
                                            nature of           Class
                                            Beneficial
                                            Ownership (1)
-------------------------------------------------------------------------------
Rohit Patel
111 W. Washington Street, Suite 860          1,188,088              51.8 %
Chicago, IL  60602                           Direct
-------------------------------------------------------------------------------
All Officers and Directors as a Group        1,188,088              51.8 %
                                             Direct
-------------------------------------------------------------------------------
Total Shares Issued and Outstanding          2,291,836             100.00%
-------------------------------------------------------------------------------

Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


DIRECTORS, NOMINEE AND EXECUTIVE OFFICERS

     The following sets forth information concerning the current Directors, nominee and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held one formal meetings. There are no family relationships among any of the Directors, the Nominee or executive officers.

Rohit Patel. Chairman. Mr. Patel has been an active investor in the hospitality and retail sectors for the past fifteen years, including hotels, gas stations, convenience stores, and video stores. Prior to his involvement in these ventures, he owned and operated a manufacturing company, Precise Lapping & Grinding Co., for 7 years that specialized in diamond polishing various components in the electronic, aerospace, auto and machinery industries. In 1982, Pratt & Whitney a division of United Technologies acquired Mr. Patel's company. Following the acquisition, he held the position as a Technical Advisor for Pratt & Whitney/United Technologies for a period of 7 years. Additionally, Mr. Patel served as a plant manager for the Lapping Department of Ultra Precision Mfg Co. for a period of 5 years. He earned a bachelor's degree in Chemistry from India's Gujarat State University in 1970.

Carl A. Gessner. President. Mr. Gessner has 20 years of business experience. From 1982 to 1995, Mr. Gessner worked as a realtor in New Jersey and Florida. He has held the following positions since 1995: From 1995 to 1997, he served as office business manager of two sister stock brokerage companies: Wall Street Money Center Corporation and Wall Street Money Management Group, Inc. in Boca Raton, FL, where he was responsible for budgeting, purchasing, payroll, human resources, and other day-to-day office functions. From 1997 to May 1999, he was promoted to Financial Operations Principal at the same companies, where he was responsible for all operations and financial reporting functions, including service as compliance officer for the firms. He became chief compliance officer for Traderight Securities in May 2001, where he served until his promotion to Vice President in 2002. Mr. Gessner earned a bachelor's degree in business from Rider College in 1968.

Hong Chang. CEO. Mr. Chang was a teaching assistant from 1988 to 1993 at Harbin Institute of Technology, Harbin, China. He then served as Senior Secretary to the President at Harbin Institute of Technology from 1993 to 1998. After that, Mr. Chang was the associate professor of the Harbin Institute of Technology, Harbin, China from 1998 to 2002. He was the CEO from 2002-2003 of HeiLongJiang TongGong Science & Technology Co., Ltd.

Mr. Chang has a BS in Materials Science & Engineering from Shanghai Jiao Tong University, China, which was conferred in 1988. He also holds an MS in Management Engineering from Harbin Institute of Technology, which he earned in 1996. Finally, Mr. Chang has an MS in Telecommunications from the School of Information Sciences, University of Pittsburgh, Pittsburgh, PA, which he received in 2001.

EXECUTIVE COMPENSATION:

     Mr. Patel and Mr. Gessner have not received any compensation from the Company or any grants of options or other rights to acquire common stock.

     No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

     The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     The Company is not aware of any person who at any time during the period prior to the quarter ended March 31, 2003 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  September  29, 2003

                         By  Order  of  the  Board  of  Directors
                         Heritage Companies, Inc



                         By: /s/ Rohit Patel
                             ---------------
                         Name:  Rohit Patel
                         Title: Chairman  of  the  Board



EXHIBIT 1.  Plan of Exchange dated September 29, 2003.